SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE OF MATERIAL FACT

The managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. – Telesp  ("Telesp") (jointly referred to as “Companies”), in compliance with and for the purposes of CVM Instructions Nr. 319/99 and 358/02 inform that, on the date hereof, their respective Board of Directors’ have approved a proposal of  corporate restructuring regarding the merger of shares of Vivo Part. into Telesp, aiming the unification of the shareholding positions of the Companies (“Corporate Restructuring”).

1. Purpose.

Other than the concentration of the shareholding position herein above mentioned, the Corporate Restructuring aims to simplify the current organizational structure of the Companies, both publicly-held companies and listed in BM&FBOVESPA and with American Depositary Receipts (“ADRs”) traded in the United States of America, allowing their respective shareholders to participate in one company with shares traded in Brazilian and foreign stock exchanges, with greater liquidity. Besides that, the Corporate Restructuring will provide rationalization of the costs structure of the Companies and will facilitate the integration of businesses and the generation of synergies arising thereof, positively impacting the Companies.

2. Implementation and structure.

The managements of the Companies will follow the recommendations provided by Parecer de Orientação CVM nº 35/08, aiming to contribute to the protection of their respective interests and to attend that the transaction observe commutative conditions. Therefore, independent special committees (“Special Committees”) were formed in Vivo Part. and in Telesp, for negotiation of the exchange ratio of shares and to give their opinion in respect to the other conditions of the Corporate Restructuring that may be proposed, and to subsequently submit their recommendations to the Boards of Directors of the Companies.

The Special Committees have the following composition:(i) in Vivo: Ignacio Aller Malo, a member of the Board of Director; José Guimarães Monforte Independent member of the Board of Directors; e Antonio Gonçalves de Oliveira, Independent member of the Board of Directors; and (ii) in Telesp: Fernando Xavier Ferreira, member of the Board of Directors chosen by the majority of the members of the Board; Luciano Carvalho Ventura, member of the Board of Directors indicated by the non controlling shareholders; and Claudio Furtado, a third party chosen jointly by the other two members of the Special Committee.

The simplified organization chart reproduced herein below demonstrates the current corporate structure and the corporate structure after the implementation of the Corporate Restructuring described herein.

Current Corporate Structure:

TELEFÓNICA S.A.
TISA
BRASILCEL
EUROPE
BRAZIL
PTELECOM BR
PORTELCOM
SPT PARTICIPAÇÕES
TBS CEL.
MARKET
TELESP
VIVO PART.
MARKET
VIVO S.A.
Controlling Group

The management of Vivo Part was informed by its controlling shareholder, Telefónica, S.A. that such company shall hold the shares of the Brazilian holdings in the control chain of the Company that currently are held indirectly by Telefónica, S.A., through the holding Brasilcel, N.V., as a result of a transaction implemented abroad. We point out that the referred transaction will not change the composition of the final control of the involved companies.

Corporate Structure after the merger of shares:

The totality of shares of Vivo Part. will be merged into Telesp, and the holders of the merged shares of Vivo Part. shall directly receive new shares that they are entitled to in Telesp.

In accordance with Law N. 6.404/76, as amended and with Instruction CVM nº319/99, as well as the bylaws of the Companies, financial advisors and specialized companies will be retained for the preparation of complementary studies regarding the transaction and the following preparation of the valuation reports of the Companies, that shall be used as reference for the determination of the exchange ratio of shares and the increase of capital stock resulting from the merger of shares, and, still, for the purpose of article 264 of Law N. 6.404/76.

Once the valuation and the necessary analysis are finalized and the Special Committees of Vivo Part. and Telesp have given their recommendation to the Board of Directors of the involved Companies the exchange ratio and the other terms and conditions to be proposed by the Board of Directors of the Companies involved in the Corporate Restructuring will be disclosed by means of a publication of a notice of material fact.  The proposals of the Boards of Directors will be subject to the approval of the shareholders in general shareholders’ meetings to be held for this purpose, in accordance with Law N. 6,404/76 and observing the disposition of Instruction CVM N. 319/99 and Parecer de Orientação N. 35/08, beyond the necessary regulatory approvals (as described in item 4 herein below).  The Corporate Restructuring is estimated to take place during the first semester of 2011.

3. General Shareholders Meeting’s call and Withdrawal Rights.

In addition to the notice of material fact to be published contemplating more details of the terms and conditions of the Corporate Restructuring that will be agreed as herein above mentioned, it shall be timely published the call notice of the respective extraordinary shareholders’ meetings of the Companies in which the aimed Corporate Restructuring will be voted.

Reimbursement: the shareholders holding common and preferred shares of Telesp and common shares of Vivo Part. that disagree with the merger of shares of Vivo Part. into Telesp will have, as from the date the general extraordinary shareholders’ meetings of the Companies that will resolve the Corporate Restructuring, the right to withdraw from the company, by receiving the reimbursement amount of the shares that they are legitimate holders on the date of the announcement of this Notice of Material Fact. The value of the reimbursement of the shareholders that dissent from the transaction will be timely disclosed, jointly with the other conditions of the transaction.

4. Aditional Information

The Corporate Restructuring will be submitted to Agência Nacional de Telecomunicações - ANATEL. The general shareholders’ meeting that shall resolve on the Corporate Restructuring, is subject to the necessary steps with the Securities Exchange Commission ‐ SEC, in the terms required by the regulation of such North‐American commission, in view of the negotiation of ADRs of the Companies in the New York Stock Exchange.

As a previous step for the Corporate Restructuring, the Brazilian holdings TBS Celular Participações Ltda., Portelcom Participações S.A. e PTelecom Brasil S.A. (jointly, the “Holdings BR”) will be merged into Vivo Part.. The Holdings BR currently have as their main asset the shares of Vivo Part. and are controlled by Brasilcel, N.V..  The merger of the Holdings BR will not result in any change of the number and the composition of classes of shares of Vivo Part., and shall not affect the current participation of the shareholders of Vivo Part.

São Paulo, December 27, 2010.

Cristiane Barretto Sales Investor Relations Officer Vivo Participações S.A. VIVO – Investor Relations Tel: +55 11 7420-1172 Email: ri@vivo.com.br Disclosed information at: www.vivo.com.br/ri

Gilmar Roberto Pereira Camurra
Investor Relations Officer
Telecomunicações de São Paulo S.A. – Telesp

Telesp – Investor Relations
Tel: +55 11 3549-7200
Email: ri.telefonicabr@telefonica.com.br
Disclosed information at: www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.